January 10, 2014

Via EDGAR and Hand Delivery

Mr. Christian Windsor,

Special Counsel,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-9303.

Re:	Stonegate Mortgage Corporation
Registration Statement on Form S-1 (File No. 333-192715)
Filed December 6, 2013, amended on December 30, 2013 and January 10, 2014
CIK No. 0001454389

Dear Mr. Windsor:

This letter accompanies Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-192715) (the “Registration Statement”) of Stonegate Mortgage Corporation (the “Company”), which was initially filed by the Company on December 6, 2013 and amended on December 30, 2013.

Additionally, in connection with this letter, the Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4312 or downesr@sullcrom.com.

Yours truly,

/s/ Robert W. Downes Robert W. Downes

cc:	Joshua Samples
(Securities and Exchange Commission)

Barbara A. Cutillo
(Stonegate Mortgage Corporation)

David O. Hopkins
(KPMG LLP)

Keith A. May
(Richey, May & Co., LLP)

Curt W. Hidde, Esq.
(Barnes & Thornburg LLP)